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                                                                  EXHIBIT (b)(1)
                                                                  --------------



                        MANN, ARMISTEAD & EPPERSON, LTD.
                         INVESTMENT BANKERS AND ADVISORS

                                           April 7, 1999

Special Committee of the Board of Directors
WinsLoew Furniture, Inc.
160 Village Street
Birmingham, Alabama  35242

Gentlemen:

         WinsLoew Furniture, Inc. (the "Company") and Trivest Furniture Corporation (the "Purchaser") have entered into an Amendment and Restated Plan of Merger dated as of March 30, 1999 (the "Agreement") whereby the Purchaser would be merged into the Company (the "Merger") pursuant to the terms and subject to the conditions of the Agreement. The Agreement provides that each outstanding share of common stock of the Company, other than the shares owned directly or indirectly by the Purchaser, (the "Public Shareholders") will be converted into the right to receive $33.00 in cash. You have requested our opinion to the fairness, from a financial point of view, to the Public Shareholders of the cash consideration to be received by the Public Shareholders in the Merger.

         In arriving at our opinion, we, among other things: (i) reviewed the Agreement; (ii) solicited the interest of third parties in submitting a competing offer for the acquisition of the Company; (iii) met with officers and certain members of the management of WinsLoew to discuss the respective business, financial condition, operating results and future prospects; (iv) reviewed the Company's annual audited financial statements and interim unaudited financial statements through February 22, 1999; (v) reviewed publicly available information including recent Securities and Exchange Commission filings and shareholder communications for WinsLoew; (vi) compared certain financial and stock market data of WinsLoew with similar data for selected publicly-held furniture companies; (vii) reviewed projected financial statements through December 31, 2002 as prepared by management of the Company; (viii) reviewed historical market price and volume data for the common stock of WinsLoew; (ix) reviewed various published research reports for WinsLoew; and (x) made such other financial studies, analyses, and investigations as we deemed appropriate.

         In rendering this opinion, we have relied upon the accuracy and completeness of all financial and other information furnished to us by or on behalf of the Company and other published information that we considered in our review. We were not requested to and generally have not undertaken to verify independently the accuracy and completeness of such information. We have relied upon the reasonableness of all projections and forecasts provided to us and have assumed that they were prepared in accordance with accepted practice on bases reflecting the best currently available estimates and good faith judgments of the Company's management. Our opinion herein is based on the circumstances existing and known to us as of the date hereof. We

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Special Committee of the Board of Directors
WinsLoew Furniture, Inc.
April 7, 1999
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have not made or obtained any independent evaluations or appraisals of the assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluations or appraisals. Consequently, we do not express any opinion regarding the value of any of the Company's specific individual assets. We were not requested to, and therefore did not, participate in the structuring or negotiating of the Merger and have relied as to certain legal matters on advice from counsel to the Special Committee.

         Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. Although subsequent developments may affect this opinion, we do not have any obligation to update or revise this opinion. Our opinion does not address (i) the relative merits of the Merger and the other business strategies or transactions with third parties being considered by the Company's Board of Directors, (ii) the Board's decision to proceed with the Merger or (iii) the value of the shares of common stock held by the Purchaser or fairness of any consideration being received by the Purchaser in the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

         Mann, Armistead & Epperson, Ltd., as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, private placements and valuations for corporate, estate and other purposes. Pursuant to our engagement in connection with this fairness opinion, we will receive a fee for our services in rendering said opinion, a substantial portion of which is contingent upon the consummation of the Merger. We are familiar with WinsLoew, having acted as investment banker in the sale of one of the Company's subsidiaries and having provided investment research on the Company.

         The opinion expressed herein is provided for the benefit of the Special Committee of the Board of Directors of WinsLoew and the opinion, and any supporting analysis or other material supplied by us may not be quoted, referred to, or used in any public filing or in any written document or for any other purpose without the prior written approval of Mann, Armistead & Epperson, Ltd. Mann, Armistead & Epperson, Ltd. consents to the use of this opinion in its entirety in any proxy statement or other communication from WinsLoew to its shareholders. This letter is not intended to, and shall not, confer any rights or remedies upon any security holder of WinsLoew or any other person or entity.

         Based upon the foregoing considerations, it is our opinion that as of April 7, 1999, the consideration to be received by the Public Shareholders of WinsLoew upon consummation of the Merger is fair, from a financial point of view, to the Public Shareholders of WinsLoew.

                                  Truly yours,

                                  MANN, ARMISTEAD & EPPERSON, LTD.
                                 /S/ MANN ARMISTEAD & EPPERSON, LTD.